UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVEXIS, INC.

(Name of Subject Company (Issuer))

NOVARTIS AM MERGER CORPORATION

an indirect wholly-owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

05366U100

(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
Lichstrasse 35

CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copy to:

Joseph E. Gilligan
Joseph G. Connolly, Jr.
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20002
Telephone: +1 (202) 637-5600

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by Novartis AG, a company organized under the laws of Switzerland (“Parent”), and Novartis AM Merger Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Parent, pursuant to General Instruction D to Schedule TO related to a planned tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share, of AveXis, Inc., a Delaware corporation (the “Company”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2018, by and among Purchaser, Parent and the Company.

Important Information and Where To Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the shares of common stock of the Company described in this announcement has not commenced. At the time the tender offer is commenced, Parent and Purchaser will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Parent and Purchaser and the Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials also may be obtained for free under the “Investors—Financial Data” section of Parent’s website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents also may be obtained for free from the Company under the “Investor + Media” section of the Company’s website at http://investors.avexis.com/phoenix.zhtml?c=254285&p=irol-IRHome.

Safe Harbor for Forward-Looking Statements

This announcement contains forward-looking statements that can generally be identified by words such as “to acquire,” “to transform,” “candidate,” “potential,” “Breakthrough Therapy Designation,” “PRIME designation,” “Sakigake,” “expected,” “offers,” “to accelerate,” “future,” “ongoing,” “would,” “potentially,” “believe,” “can,” “hopefully,” “excited,” “pipeline,” “Orphan Drug Designation,” “would,” “ambition,” “priorities,” “to strengthen,” “opportunity,” “pending,” “will,” “expects,” “subject to,” “planned,” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for the shares of the Company, to be commenced by Parent and Purchaser, and the potential impact on Parent of the proposed acquisition, including express or implied discussions regarding potential future sales or earnings of Parent, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; and regarding potential marketing approvals, new indications or labeling for the potential, investigational or approved products described in this announcement, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed tender offer or the acquisition described in this announcement will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Parent or any potential products which would be obtained with the Company will achieve any particular future financial results, or that Parent will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that the potential, investigational or approved products described in this announcement will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this announcement, as well as potential regulatory actions or delays with respect to the development of the products described in this announcement; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of the Company into the Novartis Group subsequent to the closing of the transaction and the timing of such integration; potential adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key Company personnel and customers; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Parent’s current Form 20-F on file with the US Securities and Exchange Commission. Parent is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Item 12.    Exhibits.

(a)(5)(A)	Press release issued by Parent on April 9, 2018.
(a)(5)(B)	Novartis AG Investor Presentation of April 9, 2018